

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via E-mail</u>
James F. Schott
Chief Financial Officer
Integrys Energy Group Inc.
130 East Randolph Street
Chicago, IL 60601

      Re: **Integrys Energy Group Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2013,
               Filed February 27, 2014
               Response dated August 22, 2014
               File No. 1-11337

Dear Mr. Schott:

We have reviewed your response dated August 22, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data, page 47</u>

1. We reviewed your response to comment one in our letter dated August 12, 2014. Please note that Rule 5-03 of Regulation S-X explicitly requires the separate disclosure of tangible products from revenues derived from providing a service or other revenues. As such, please tell us why you consider the sale of electricity to be a tangible product as opposed to revenue from a service or other revenue. We may have further questions after reviewing your response.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief